Filed by Woodward, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hexcel Corporation

Commission File No.: 001-08472

Woodward, Inc. hosted a conference call on the company’s first quarter earnings on February 3, 2020. The following is a transcript of the parts of the call that pertained to the proposed merger between the company and Hexcel Corporation.

Woodward Inc.

Moderator: Gendron, Tom

February 3, 2020

04:30 PM ET

Operator:	Thank you for standing by. Welcome to the Woodward, Inc. First Quarter Fiscal Year 2020 Earnings Call. At this time, I would like to inform you that this call is being recorded for rebroadcast and that all participants are in a listen-only mode. Following the presentation, you will be invited to participate in a question-and-answer session. Joining us today from the company are Mr. Tom Gendron, Chairman and Chief Executive Officer; Mr Jack Thayer, Vice Chairman, Corporate Operations and Chief Financial Officer; and Mr. Don Guzzardo, Vice President of Investor Relations and Treasurer. I would now like to turn the call over to Mr. Guzzardo.

Don Guzzardo:	Thank you, operator. We would like to welcome all of you to Woodward’s first quarter fiscal year 2020 earnings call. In today’s call, Tom will comment on our markets and related strategies as well as our planned merger with Hexcel Corporation. Jack will then discuss our financial results as outlined in our earnings release. At the end of our presentation, we will take questions. For those who have not seen today’s earnings release, you can find it on our website at woodward.com. We have again included some presentation materials to go along with today’s call that are also accessible on our website.

[…]

Thomas Gendron:	Thank you, Don, and good afternoon everyone. Woodward delivered a solid start to fiscal 2020 as seen in the first quarter’s performance. Our aerospace segment continued to deliver strong results. Our Industrial segment performed as anticipated with headwinds from softening oil and gas and associated aftermarket.

Before turning to our markets, I’d like to revisit the exciting news announced in January in which Woodward expects to combine with Hexcel Corporation in the merger of equals. Coming together, we will create a powerful company to develop leading platforms and provide innovative solutions for our customers and significant value for our shareholders. Woodward Hexcel will build upon the legacies of these two industry leading companies to form a premier integrated system provider focused on developing technology rich innovations that deliver smarter, cleaner, and safer solutions for our customers in the aerospace and industrial sectors.

We believe the future of flight and energy efficiency will be defined by next-generation platforms delivering lower cost of ownership, reduced emissions, and enhance safety creating an exciting opportunity for Woodward Hexcel to be at the forefront of such a critical evolution. The financial benefits of the merger are compelling. For our respective fiscal 2019 on a pro forma basis, Woodward Hexcel would have more than $5.3 billion of revenue and EBITDA margin of about 21%.

Woodward Hexcel will have strong balance sheet with significant opportunities for enhanced revenue growth. We intend to deploy cash toward share repurchases, which includes executing on an expected $1.5 billion share repurchase program within 18 months after closing. This would represent approximately 10% of the anticipated market cap of Woodward Hexcel.

We also will have an initial dividend yield target of 1%. To align with this target, Woodward is increasing its current quarterly cash dividend to $0.28 per share, effective with our dividend payment on March 3rd of this year. I’m pleased in collaboration with my Hexcel counterpart, Nick Stanage to bring these two teams together. Over the next several months, we’ll be hard at work to take the necessary steps to close this merger and prepare for a seamless integration of our companies. As a reminder, the transaction is expected to close in the third quarter of calendar year 2020.

[…]

As we look to the remainder of the year, we look forward to the opportunities created by the expected combination of Woodward and Hexcel while remaining focused on our operational performance and delivering superior shareholder value. Now let me turn it over to Jack to discuss the financials.

Jonathan Thayer:	[…]

As a result of the merger agreement with Hexcel, we will not be repurchasing as many shares in the fiscal year as originally planned in our outlook for fiscal 2020. However, within the 18 months following the close of the merger, we anticipate repurchasing approximately $1.5 billion of Woodward Hexcel stock or approximately 10% of the anticipated market capitalization of the combined entity. Please refer to Slide 13 for a bridge of earnings per share from our previous outlook to our current outlook for adjusted earnings per share. For 2020, we anticipate adjusted free cash flow to be approximately $420 million. This concludes our comments on the business and results for the first quarter of fiscal year 2020. Operator, we’re now ready to open the call to questions.

Operator:	Thank you. The question and answer session will begin at this time. If you are using a speaker phone please pick up the handset before pressing any numbers. Should you have a question, please press star one on your push button in phone. Should you wish to withdraw your question, press the pound key. Your question will be taken in the order it is received. Please stand by for your first question Sir. Our first question comes from Robert Spingarn.

Robert Spingarn:	Hi, good afternoon.

Thomas Gendron:	Hi, Rob.

Robert Spingarn:	So a couple of things. I think obviously top of mind for a lot of people from the merger perspective, Tom, is this $1 billion target and the fact that it didn’t really reconcile with what consensus was for the two companies together, we’ve all talked about this since then. Is there any more color that you can add on how the two companies get there beyond the synergies since the gap is closer to about $250 million to $300 million?

Thomas Gendron:	Not really at this time, Rob. We aren’t providing any new updates. What I would say is it’s the first full year after closing and we’re both making progress and improvements on free cash flow. So there has been no change to our commentary on that.

[…]

Operator:	Your next question comes from Gautam Khanna.

Gautam Khanna:	Hi, thanks. Just following up on Rob’s question. So, if we take the $420 million of adjusted free cash flow this year and strip out dispositions. So you’re slightly under $400 million, right and then we take Hexcel’s guide of $300 million plus, we’re at $700 million and I’m just wondering is there something that the Street is just not understanding, that capex comes way down in ‘21 or is there some sort of kind of catch-up or is this just, you know the Street is mis-modeling earnings, you guys are going to just come in, you think you have a better fiscal ‘21 on tap than what right now is understood?

Thomas Gendron:	Yeah. So it’s, again it’s basically the same commentary we’ve given before, but it’s increased earnings, lower capex, synergy savings all coming together and that is our — and on top of that, we are anticipating improved working capital.

Gautam Khanna:	Okay, there is nothing on tax rates or something else that you can point too?

Thomas Gendron:	No.

[…]

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Hexcel or Woodward to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against Hexcel, Woodward or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Hexcel stockholders and Woodward stockholders on the expected schedule; difficulties and delays in integrating Hexcel’s and Woodward’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Hexcel’s or Woodward’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Hexcel or Woodward to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Hexcel and Woodward operate; and the fact that Hexcel’s and Woodward’s reported earnings and financial position may be adversely affected by tax and other factors.

Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Hexcel’s and Woodward’s publicly filed reports, including Hexcel’s Annual Report on Form 10-K for the year ended December 31, 2018 and Woodward’s Annual Report on Form 10-K for the year ended September 30, 2019.

Hexcel and Woodward caution that the foregoing list of important factors is not complete and do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Hexcel, Woodward or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Woodward will file with the SEC a registration statement on Form S-4 to register the shares of Woodward’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Hexcel and Woodward seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED

WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HEXCEL, WOODWARD AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Hexcel at its website, www.hexcel.com, or from Woodward at its website, www.woodward.com. Documents filed with the SEC by Hexcel will be available free of charge by accessing Hexcel’s website at www.hexcel.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to Hexcel Corporation at 281 Tresser Boulevard, Stamford, Connecticut 06901, (203) 352-6826, and documents filed with the SEC by Woodward will be available free of charge by accessing Woodward’s website at www.woodward.com under the heading Investors, or, alternatively, by directing a request by telephone or mail to Woodward, Inc. at PO Box 1519, Fort Collins, Colorado 80522, (970) 498-3580.

Participants in the Solicitation

Hexcel, Woodward and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hexcel and Woodward in respect of the proposed merger under the rules of the SEC. Information about Hexcel’s directors and executive officers is available in Hexcel’s proxy statement dated March 22, 2019 for its 2019 Annual Meeting of Stockholders. Information about Woodward’s directors and executive officers is available in Woodward’s proxy statement dated December 13, 2019 for its 2019 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hexcel or Woodward using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.